UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  December 31, 2010
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
BMB Munai, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
202 Dostyk Ave., 4th Floor
Address of Principal Executive Office (Street and Number)
Almaty, Kazakhstan 050051
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Evgeniy Ler                                                     +7 727               237-51-25
(Name)                                                                 (Area Code)                                   (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three-month period ended December 31, 2010 revenue will have increased approximately 19%, while during the nine-month period ended December 31, 2010 revenues will be flat.  The increase in revenue during the three-month period was largely the result of a nearly 48% increase in the price per barrel of oil we received during the quarter, which was only partially offset by the estimated 18% decrease in oil production.  By comparison, during the nine-month period ended December 31, 2010 we estimate that sales volume has decreased nearly 20% and this decrease was only partially offset by the approximately 23% increase in price.

The Company believes that total costs and operating expenses will have increased approximately 17% and 9%, respectively, during the three-month and nine-month periods ended December 31, 2010.  These increases were primarily the result of increased taxes and duties on our oil production, increased interest expense and increased in general and administrative expenses.

For the reasons discussed in the preceding paragraphs, the Company expects to realize an increase in income from operations of approximately 45% during the three-month period ended December 31, 2010 and a decrease in income from operations of approximately 68% during the nine-month period ended December 31, 2010.

During the three-month and nine-month periods ended December 31, 2010, the Company anticipates realizing net income of approximately $1.3 million and $1.6 million, respectively.  By comparison, the Company realized net income of $607,081 during the three months ended December 31, 2009 and net income of approximately $4.6 million during the nine months ended December 31, 2009.  The Company anticipates net income per share of approximately $0.03 in each of the three-month and nine-month periods ended December 31, 2010, compared to net income of approximately $0.01 and $0.09 per share, respectively, during the three months and nine months ended December 31, 2009.

BMB Munai, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:              February 14, 2011                                                              By:  /s/ Evgeniy Ler
 Evgeniy Ler
 Chief Financial Officer